1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXECUTED



Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF JULY 2002

P.E. 7/1/02

SK Telecom Co., Ltd.
(Translation of registrant's name into English)

PROCESSED JUL 30 2002 THOMSON FINANCIAL

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

This report on Form 6-K filed by the Registrant shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (Files No. 333-14102 and 333-91034) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This report contains the discussion and analysis of the results of operations of SK Telecom Co., Ltd. and its unaudited non-consolidated financial information as of and for the six months ended June 31, 2001 and 2002 prepared pursuant to Korean generally accepted accounting principles, or Korean GAAP.

Recent Developments

The unaudited non-consolidated financial information as of and for the six months ended June 30, 2001 and 2002 shown below were prepared pursuant to Korean GAAP.

The financial information below is non-consolidated and includes the results of operations of our subsidiaries using the equity method of accounting. Therefore, our operating revenue, total assets and total liabilities, if prepared on a consolidated basis, could be significantly different from those in our non-consolidated financial statements, even though net income in our consolidated financial statements may be similar to that in our non-consolidated financial statements. See note 2(b) of our notes to consolidated financial statements for a list of our subsidiaries that were included in our consolidated financial statements in the last three years. Under Korean GAAP, our non-consolidated revenues accounted for approximately 74% to 97% of our consolidated revenues in the last three years. We can give no assurance as to what the actual ratios will be for 2002. In addition, results of operations for the first six months of 2002 may not be indicative of results of operations for the full year 2002.

We merged Shinsegi Telecomm, Inc. into SK Telecom with effect from January 12, 2002. As a result, our results of operations from that date include the results of operations of the business that was previously operated by Shinsegi and accounted for using the equity method of accounting in our non-consolidated financial information. Consequently, it may be difficult to compare our non-consolidated financial information as of and for the six months ended June 30, 2001 to that as of and for the six months ended June 30, 2002.

	For the Six Months Ended June 30,	
	2001	2002
	(In billions of Won)	
Non-consolidated income statement data		
Operating Revenue	₩2,915.7	₩4,044.8
Operating Expenses	1,851.8	2,676.3
Operating Income	1,063.9	1,368.5
Other Income	49.1	138.6
Other Expenses	243.7	203.8
Income Taxes	237.0	398.7
Net Income	₩ 632.2	₩ 904.6

	As of June 30,	
	2001	2002
	(In billions of Won)	
Non-consolidated balance sheet data		
Total Current Assets	₩1,273.3	₩ 2,486.1
Total Non-Current Assets	7,799.4	10,498.1
Total Assets	9,072.7	12,984.2
Total Current Liabilities	2,031.6	3,915.0
Total Long-Term Liabilities	1,203.7	3,274.9
Total Shareholders' Equity	₩5,837.4	₩ 5,794.4

Non-Consolidated Operating Revenue. SK Telecom's operating revenue increased by 38.7% to Won 4,044.8 billion for the six months ended June 30, 2002 from Won 2,915.7 billion for the six months ended June 30, 2001, principally reflecting a 51.1% increase in cellular revenue to Won 3,499.4 billion for the six months ended June 30, 2002 from Won 2,315.5 billion for the six months ended June 30, 2001, which was partially offset by a 6.4% decrease in interconnection revenue.

The increase in SK Telecom's cellular revenue was principally due to an increase in the number of SK Telecom's wireless subscribers, which more than offset a decrease in the average monthly revenue per subscriber. The number of SK Telecom's subscribers increased to approximately 16.5 million as of June 30, 2002 from approximately 10.9 million as of June 30, 2001, reflecting the Shinsegi merger and increased marketing activity after June 30, 2001, when we satisfied the FTC's condition to our acquisition of Shinsegi.

SK Telecom's non-consolidated average monthly revenue per subscriber (including interconnection revenue) decreased by 4.2% to Won 42,376 for the six months ended June 30, 2002 from Won 44,249 for the six months ended June 30, 2001. The decrease is principally due to the reduction in tariffs by 8.3% from January 2002, the decrease in interconnection rates and the inclusion from January 12, 2002 of Shinsegi's subscribers, who produced lower average monthly revenue per subscriber, which was partially offset by increases in wireless Internet average monthly revenue per subscriber, average monthly revenue per subscriber from value-added services, traffic substitution from fixed-line telecommunications services and the deactivation of some lower-usage subscribers following SK Telecom's introduction of more stringent involuntary subscriber deactivation policies in 2001.

On an aggregate basis, interconnection revenue decreased by 6.4% to Won 530.1 billion for the six months ended June 30, 2002 from Won 566.6 billion for the six months ended June 30, 2001. The decrease is the result of lower interconnection rates in 2002.

Non-Consolidated Operating Income. SK Telecom's operating income increased by 28.6% to Won 1,368.5 billion for the six months ended June 30, 2002 from Won 1,063.9 billion for the six months ended June 30, 2001. SK Telecom's operating income increased at a lower rate than operating revenue because SK Telecom's operating expenses for the six months ended June 30, 2002 increased by 44.5% to Won 2,676.3 billion compared to Won 1,851.8 billion for the six months ended June 30, 2001. SK Telecom's operating expenses increased primarily due to the Shinsegi merger and resulted from increases in commissions paid, advertising expenses, depreciation expenses, labor costs, leased line expenses, interconnection expenses and miscellaneous operating expenses.

Commissions paid to SK Telecom's authorized dealers increased by 81.5% to Won 893.1 billion for the six months ended June 30, 2002 compared to Won 492.2 billion for the six months ended June 30, 2001, primarily because SK Telecom was seeking to increase its wireless market share in the first half of 2002.

Advertising expenses increased by 58.4% to Won 177.9 billion for the six months ended June 30, 2002 compared to Won 112.3 billion for the six months ended June 30, 2001, primarily due to promotion of new services, such as UTO, NATE, wireless data service, and marketing activities related to the World Cup events held in Korea. In addition, advertising expenses for the first half of 2001 were unusually low as a result of our efforts to satisfy the FTC's condition to our acquisition of Shinsegi that our wireless market share be less than 50.0% as of June 30, 2001.

Depreciation expenses increased by 29.4% to Won 623.9 billion for the six months ended June 30, 2002 compared to Won 482.0 billion for the six months ended June 30, 2001. The increase in depreciation expenses was primarily due to the Shinsegi merger and the expansion of SK Telecom's CDMA 1xRTT network.

Labor cost increased by 56.8% to Won 144.1 billion for the six months ended June 30, 2002 compared to Won 91.9 billion for the six months ended June 30, 2001. The increase was primarily due to the inclusion of Shinsegi's labor expense from January 12, 2002 and higher wage levels.

Leased line expenses increased by 20.3% to Won 136.9 billion for the six months ended June 30, 2002 compared to Won 113.8 billion for the six months ended June 30, 2001, primarily due to the Shinsegi merger and an increase in SK Telecom's network requirements for leased lines, principally as a result of increased use of SK Telecom's data services.

Interconnection expenses increased by 2.1% to Won 343.4 billion for the six months ended June 30, 2002 compared to Won 336.4 billion for the six months ended June 30, 2001, primarily due to higher subscriber numbers (including as a result of the Shinsegi merger), which were only partially offset by a decrease in the level of interconnection fees that SK Telecom must pay to other operators for calls using their networks.

Miscellaneous operating expenses increased by 55.4% to Won 345.8 billion for the six months ended June 30, 2002 compared to Won 222.5 billion for the six months ended June 30, 2001, primarily due to the Shinsegi merger and increases in research and development expenses and frequency usage fees.

Non-Consolidated Other Income. Other income, consisting primarily of commission income, foreign exchange and translation gains, equity in earnings of affiliates and interest income, increased by 182.3% to Won 138.6 billion for the six months ended June 30, 2002 compared to Won 49.1 billion for the six months ended June 30, 2001. Other income increased primarily due to significant increases in commission income, equity in earnings of affiliates and foreign exchange translation gains which were partially offset by a decrease in foreign exchange gains.

Non-Consolidated Other Expenses. Other expenses includes interest, provision of accounts receivable — other, donations, foreign exchange and translation losses, loss on disposal of property and equipment, equity in losses of affiliates and miscellaneous expenses, decreased by 16.4% to Won 203.8 billion for the six months ended June 30, 2002 compared to Won 243.7 billion for the six months ended June 30, 2001. Other expenses decreased primarily as a result of the absence of equity in losses of affiliates (we recorded a gain in the six months ended June 30, 2002), lower losses on disposal of property and equipment, absence of provision of accounts receivable — other in the first six months of 2002 and lower levels of donations, which were only partially offset by a significant increase in interest expense. As a percentage of operating revenue, other expenses decreased to 5.0% for the six months ended June 30, 2002 from 8.4% for the six months ended June 30, 2001.

Non-Consolidated Income Tax. Provision for income taxes increased by 68.2% to Won 398.7 billion for the six months ended June 30, 2002 from Won 237.0 billion for the six months ended June 30, 2001.

Non-Consolidated Net Income. Principally as a result of the factors discussed above, SK Telecom's net income increased by 43.1% to Won 904.6 billion for the six months ended June 30, 2002 from Won 632.2 billion for the six months ended June 30, 2001.

SK TELECOM CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS
June 30, 2001 and 2002

	2001	2002
	(In millions of Korean won)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	₩ 8,119	₩ 24,382
Short-term financial instruments	65,362	83,825
Marketable securities	119,414	403,000
Accounts receivable — trade (net of allowance for doubtful accounts of ₩68,053 million in 2001 and ₩87,684 million in 2002)	728,942	1,120,436
Short-term loans (net of allowance for doubtful accounts of ₩88 million in 2001 and ₩230 million in 2002)	8,674	29,882
Accounts receivable — other (net of allowance for doubtful accounts of ₩49,737 million in 2001 and ₩72,527 million in 2002)	308,462	760,029
Inventories	2,897	3,649
Accrued income and other	31,464	60,869
Total Current Assets	1,273,334	2,486,072
NON-CURRENT ASSETS		
Property and equipment, net	3,298,201	4,105,068
Intangible assets, net	92,306	2,438,802
Investment securities	4,097,747	3,611,756
Long-term loans (net of allowance for doubtful accounts of ₩17,903 million in 2001 and ₩19,632 million in 2002)	94,635	66,988
Guarantee deposits	194,897	243,660
Long-term deposits and other	21,492	31,861
Deferred income tax assets	105	—
Total Non-Current Assets	7,799,383	10,498,135
TOTAL ASSETS	₩9,072,717	₩12,984,207

SK TELECOM CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
June 30, 2001 and 2002

	2001	2002
	(In millions of Korean won)	
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	₩ 643,380	₩ 972,150
Short-term borrowings	420,000	1,515,000
Income taxes payable	175,102	396,375
Accrued expenses	259,400	423,598
Current portion of facility deposits	10,357	14,268
Current portion of long-term debt	431,337	411,417
Other	92,006	182,149
Total Current Liabilities	2,031,582	3,914,957
LONG-TERM LIABILITIES		
Bonds payable, net	1,050,179	3,040,721
Long-term borrowings	48,298	29,816
Obligations under capital lease	—	355
Facility deposits	51,240	47,278
Accrued severance indemnities, net	25,822	88,708
Deferred income tax liabilities	—	28,581
Other	28,185	39,428
Total Long-Term Liabilities	1,203,724	3,274,887
Total Liabilities	3,235,306	7,189,844
STOCKHOLDERS' EQUITY		
Capital stock	44,576	44,576
Capital surplus:		
Additional paid-in capital	3,736,253	2,884,430
Other capital surplus	12,293	—
Retained earnings:		
Appropriated	2,297,749	3,379,923
Unappropriated	633,316	910,519
Capital adjustments:		
Treasury stock	(794,709)	(1,192,940)
Loss on valuation of investment securities	(92,732)	(233,760)
Stock options	665	1,615
Total Stockholders' Equity	5,837,411	5,794,363
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	₩9,072,717	₩12,984,207

SK TELECOM CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME
Six Months Ended June 30, 2001 and 2002

	2001	2002
	(In millions of Korean won)	
OPERATING REVENUE	₩2,915,687	₩4,044,769
OPERATING EXPENSES		
Labor cost	91,888	144,093
Commissions paid	492,194	893,099
Depreciation	482,042	623,917
Network interconnection	336,411	343,395
Leased line	113,805	136,925
Advertising	112,304	177,895
Cost of goods sold	683	11,124
Other	222,473	345,845
Sub-total	1,851,800	2,676,293
OPERATING INCOME	1,063,887	1,368,476
OTHER INCOME :		
Interest income	20,256	21,988
Commissions	8,569	38,293
Foreign exchange and translation gains	7,609	33,919
Reversal of allowance for doubtful accounts	275	1,527
Equity in earnings of affiliates	—	25,743
Gain on disposal of property and equipment	899	2,154
Other	11,486	14,927
Sub-total	49,094	138,551
OTHER EXPENSES :		
Interest	56,821	149,280
Provision for accounts receivable — other	22,353	—
Donations	53,242	30,968
Foreign exchange and translation losses	6,892	4,464
Loss on disposal of account receivable — other	—	10,941
Loss on disposal of property and equipment	32,006	4,712
Loss on disposal of investment assets	10,827	2,096
Equity in losses of affiliates	54,723	—
Other	6,880	1,289
Sub-total	243,744	203,750
ORDINARY INCOME	869,237	1,303,277
EXTRAORDINARY GAINS		
Gain on insurance settlement	₩ 22	₩ —
INCOME BEFORE INCOME TAXES	869,259	1,303,277
PROVISION FOR INCOME TAXES:		
Currently payable	180,148	397,379
Deferred	56,884	1,277
Sub-total	237,032	398,656
NET INCOME	₩ 632,227	₩ 904,621
INCOME PER SHARE		
(In Korean won)	₩ 7,152	₩ 10,732

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

By: 
Name: Sung Hae Cho
Title: Vice President

Date: July 23, 2002